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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

U.S. Helicopter Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90342H 10 0

(CUSIP Number)

Jassim Mohammed Al Bahar
International Financial Advisors, K.S.C.
P.O. Box 4694
Safat 13047
Kuwait
Telephone: + 965-245-5363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90342H 10 0

1.	Name of Reporting Person: International Financial Advisors, K.S.C		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,750,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,750,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.89%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share, of U.S. Helicopter Corporation (the “Issuer”). The address and principal executive office of the Issuer is 6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY 10004.
Item 2. Identity and Background
(a)	(i) The name of the Reporting Person is International Financial Advisors, K.S.C.
(ii)	Attached hereto and incorporated herein by this reference is Schedule I, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of the Reporting Person; (ii) each person controlling the Reporting Person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.
(b)	The business address of the Reporting Person is P.O. Box 4694, Safat 13047 Kuwait.

(c)	The Reporting Person is a company engaged in provision of financial advisory services, trading in local and international securities, borrowing, lending, issuing guarantees, managing investment funds and portfolio management.

(d)	During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons identified on Schedule I attached hereto, has been convicted in a criminal proceeding.

(e)	During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons identified on Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Kuwaiti corporation.
Item 3. Source and Amount of Funds or Other Consideration
On November 1, 2005, the Reporting Person purchased 3,000,000 shares of the Issuer’s common stock at a purchase price of $1.00 per share and a warrant to purchase up to 750,000 shares of the Issuer’s common stock pursuant to a Common Stock Purchase Agreement dated as of October 26, 2005 for a total purchase price of $3,000,000. The warrant is exercisable at an exercise price of $1.00 per share for a period of three years from its date of issuance. The purchase price was paid in cash from the working capital of the Reporting Person. For additional information concerning the transaction, see Item 4.
Item 4. Purpose of Transaction
The purpose of the transaction for investment purposes of the Reporting Person.
(d)	On October 28, 2005, the Issuer increased the number of directors on its Board of Directors from four to five and the Board of Directors appointed Christopher D. Brady as a new director effective November 1, 2005. Mr. Brady was appointed as a director pursuant to a contractual obligation made by the Issuer to the Reporting Person pursuant to the Common Stock Purchase Agreement described in Items 3 and 6.

(g)	Effective October 28, 2005, the Issuer amended its Bylaws to (1) require that the composition of its Board of Directors comply with the U.S. Citizenship requirements of Subtitle VII of Title 49 of the U.S. Code, (2) provide for the maintenance of a separate stock record for its voting securities known by it to be owned or controlled by non-U.S. citizens and (3) provide for the automatic suspension of voting rights with respect to any shares held by non-U.S. citizens which, in the aggregate, exceed 24.99% of its outstanding voting securities when taken together with shares held by all other non-U.S. citizens.
The Reporting Person has no plans or proposals which relate to Items 4 (a) through (c), (e), (f) or (h) through (j).
Item 5. Interest in Securities of the Issuer
(a)	The Reporting Person is the beneficial owner of 3,750,000 shares of Issuer’s Common Stock (the “Reporting Person Shares”), which represents approximately 11.89% of the Issuer’s issued and outstanding Common Stock.

(b)	The Reporting Person Shares are owned directly by the Reporting Person, with the Reporting Person having the sole power to vote and dispose of the Reporting Person Shares.

(c)	The Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d)	and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person is a party to a Common Stock Purchase Agreement with the Issuer dated as of October 26, 2005 (the “Agreement”). The terms of the Agreement provide for, among other things, registration under the Securities Act of

1933 of the Reporting Person Shares, and that the Reporting Person has (1) the right to participate in future equity or debt securities offerings conducted by the Issuer for a period of two years so long as the Reporting Person holds at least five percent of the Issuer’s outstanding common stock and (2) the exclusive right to develop with the Issuer a joint venture, partnership or any other commercial arrangement involving the establishment of aviation operations in the Middle East (as defined in the agreement) for a period of three years. The Agreement is filed as an exhibit to this Statement.
Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Common Stock Purchase Agreement dated as of October 26, 2005 (Exhibits Omitted).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 11, 2005

INTERNATIONAL FINANCIAL ADVISORS, K.S.C.
By:	/s/ Jassim Mohammed Al Bahar
Jassim Mohammed Al Bahar
Authorized Signatory

SCHEDULE I
The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of the Reporting Person; (ii) each person controlling the Reporting Person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.

Name & Citizenship	Principal Occupation or Employment

Jassim Mohammed Al Bahar (Kuwait)	Chairman and Managing Director

Saleh Al Selmi (Kuwait)	Vice Chairman and General Manager

Wafa Ahmad Al Qatami (Kuwait)	Director

Ibrahim Saleh Al Tharban (Kuwait)	Director

Abdulwahab Al Nakib (Kuwait)	Director

Imad Al Barjas (Kuwait)	Assistant General Manager, Human Resources

Safik Hassib (Kuwait)	Assistant General Manager, Finance

Sami Al Naqi (Kuwait)	Assistant General Manager, International Investments

Abdullah Al-Hezam (Kuwait)	Local Investments Manager

Sulaiman Al Rasheed (Kuwait)	Marketing Manager